Code of Ethics

SouthernSun has adopted this Code of Ethics (the “Code”) in order to set forth guidelines and procedures that promote ethical practices and conduct by all of its Adviser Personnel and to ensure that all Adviser Personnel comply with federal securities laws including Rule 204A-1 of the Advisers Act and Rule 17j-1 of the 1940 Act, and other applicable laws such as the conflicts of interest, market abuse and personal account dealing requirements established in the UK. SouthernSun has also adopted the CFA Asset Manager Code of Professional Conduct (the “CFA Code”) and has implemented procedures herein designed to ensure firm compliance with the CFA Code. Although the Code contains a number of specific standards and policies, there are five key principles embodied throughout the Code:

1. The interests of Clients must always be paramount

Adviser Personnel have a legal, fiduciary duty to place the interests of Clients first. In any decision relating to their personal investments, Adviser Personnel must avoid serving their own interests ahead of those of any Client.

2. Adviser Personnel may not take advantage of their relationship with Clients

Adviser Personnel should avoid any situation (e.g. unusual investment opportunities, perquisites, accepting inappropriate gifts from persons seeking to do business with SouthernSun, etc.) that might compromise or call into question the exercise of their fully independent judgment in the interests of Clients.

3. All personal securities transactions should avoid any actual, potential, or apparent conflicts of interest

Although all personal securities transactions by Adviser Personnel must be conducted in a manner consistent with this Code, the Code itself is based on the premise that Adviser Personnel owe a fiduciary duty to Clients and should avoid any activity that creates an actual, potential, or apparent conflict with the interests of Clients. This includes executing transactions through or for the benefit of a third party when the transaction is not keeping with the general principles of this Code.

Adviser Personnel must adhere to these general principles as well as comply with the specific provisions of this Code. Technical compliance with the Code and its procedures will not automatically prevent scrutiny of trades that show a pattern of abuse of an employee’s fiduciary duties to Clients.

4. Adviser Personnel must protect Confidential Information

Adviser Personnel will come into possession of Confidential Information in the course of the firm’s business. SouthernSun is strongly committed to protecting Confidential Information, whether entrusted to the firm by a Client or obtained from some other source. SouthernSun is also strongly committed to avoiding the misuse, or the appearance of misuse, of such information, whether in connection with the trading of securities or otherwise.

5. Adviser Personnel must comply with all applicable laws

In both work-related and personal activities, Adviser Personnel must comply with all applicable laws, including federal securities laws.

RESPONSIBILITY

The Compliance and Legal Team has responsibility for the preparation, distribution, administration, periodic reviews, and monitoring of the firm’s Code practices, disclosures, sanctions, and recordkeeping.

DEFINITIONS

“Access Person” shall have the same meaning as set forth in Rule 17j-1 under the 1940 Act and in Rule 204A-1 of the Advisers Act and shall include:

1.	All officers and directors (or persons occupying a similar status or performing a similar function) of SouthernSun;

2.	Any Adviser Personnel of SouthernSun who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Reportable Securities by a Client, or whose functions relate to the making of any recommendations with respect to the purchase or sale;

3.	Any other natural person controlling, controlled by, or under common control with SouthernSun who obtains information concerning recommendations made to a Client with regard to the purchase or sale of Reportable Securities by that Client; and

4.	Any “supervised person,” as such term is defined in Section 202(a)(25) of the Advisers Act, of SouthernSun who has access to non-public information regarding any Clients’ purchase or sale of securities, or information regarding the portfolio holdings of any fund prior to public disclosure, or who is involved in making securities recommendations to Clients, or who has access to such recommendations that are non-public.

“Adviser Personnel” means any person employed by SouthernSun or SSAM UK, or any person who is classified as a Supervised Person (as defined below). Any provisions of this Code that apply directly to Adviser Personnel apply equally to all accounts in the names of the other persons in which Adviser Personnel have Beneficial Ownership.

“Beneficial Ownership” means, in general and subject to the specific provisions of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended, having or sharing, directly or indirectly, through any contract arrangement, understanding, relationship, or otherwise, a direct or indirect Pecuniary Interest in the security.

“Chief Compliance Officer” means the CCO of SouthernSun.

“Client” means any Client of SouthernSun, including, but not limited to, a registered investment company (mutual fund), private fund, or other person or entity.

“Code” means this Code of Ethics.

“Confidential Information” means information concerning the business, affairs, operations, strategies, policies, procedures, and organizational and personnel matters related to any present or former employee or partner of the firm, including compensation and investment arrangements, terms of agreements, financial structure, financial position, financial results or other financial affairs, actual or proposed transactions or investments, investment results, existing or prospective Clients or investors, computer programs or other confidential information related to the business of the firm, actual or prospective Clients or investors, its affiliates (including funds managed by the firm).

“Decision-making access person” means the Chief Investment Officer (“CIO”) in addition to any member of the Investment Team.

“Immediate family” means an individual’s spouse, child, stepchild, grandchild, parent, stepparent, grandparent, siblings, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or co-habitator (unless exempted by the CCO or a member of the Management Team) and should include adoptive relationships. For purposes of determining whether an Access Person has an “indirect pecuniary interest” in securities, only ownership by “immediate family” members sharing the same household as the Access Person will be presumed to be an Indirect Pecuniary Interest (of the Access Person, absent special circumstances.

“Indirect Pecuniary Interest” includes, but is not limited to: (a) securities held by members of the person’s Immediate Family sharing the same household (which ownership interest may be rebutted); (b) a general partner’s proportionate interest in portfolio securities held by a general or limited partnership; (c) a person’s right to dividends that is separated or separable from the underlying securities (otherwise, a right to dividends alone will not constitute a pecuniary interest in securities); (d) a person’s interest in securities held by a trust; (e) a person’s right to acquire securities through the exercise or conversion of any derivative security, whether or not presently exercisable; and (f) a performance-related fee, other than an asset based fee, received by any broker, dealer, bank, insurance company, investment company, investment manager, trustee, or person or entity performing a similar function, with certain exceptions.

“Managed Account” means any account whereby all investment discretion has been delegated to a third-party.

“Management Team” currently includes, and is limited to: Michael W. Cook, CEO/CIO; Phillip W. Cook, Principal; William P. Halliday III, CCO/COO/Principal; Michael S. Cross., Principal; and John M. Roach, Chief Administrative Officer.

“No Trade List” includes any security or affiliated fund from which we have halted all trading due to the possession of material, non-public information (“MNPI”) by a firm employee.

“Pecuniary Interest” means the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in securities.

“Personal Securities Transaction” means any transaction in a Reportable Security in which an Access Person has a direct or indirect Pecuniary Interest.

“Purchase or Sale of a Security” includes the writing of an option to purchase or sell a Security. A Security shall be deemed “being considered for Purchase or Sale” by SouthernSun when a recommendation to purchase or sell has been made and communicated, and, with respect to the person making the recommendation, when such person seriously considers making such a recommendation. These recommendations are placed on the Restricted List until they are no longer being considered for Purchase or Sale.

“Reportable Fund” means an investment company advised or sub-advised by SouthernSun and any investment company whose investment adviser or principal underwriter is controlled by or is under common control with SouthernSun.

“Reportable Security” means a security as defined in section 202(a) (18) of the Advisers Act (15 U.S.C. 80b-2 (a) (18), except that it does not include: (a) direct obligations of the Government of the United States; (b) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (c) shares issued by money market funds; and (d) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are affiliated funds.

“Restricted List” means the list of securities maintained by the Compliance and Legal Team in the firm’s portfolio compliance software in which trading by Adviser Personnel is generally prohibited. The Restricted List is reviewed regularly and is comprised of current portfolio securities as well as securities with potential near-term inclusion in the portfolio as decided by the Investment Team. Additional securities (e.g. AMG) may be included on the Restricted List as determined by the Investment Team and/or CCO; provided that securities exited from an investment strategy shall automatically be removed from the Restricted List, following 30 days from exit as of the next quarter-end date.

“Security” means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, or, in general, an interest or instrument commonly known as “security”, or any certificate or interest or participation in temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase (including options) any of the foregoing.

“Senior Compliance Staff” currently means the firm’s CCO and its Senior Compliance Officer.

“Supervised Person” means any Access Person, partner, officer, director (or other persons occupying a similar status or performing similar functions), or employee of an investment adviser, or other person who provides investment advice on behalf of the investment adviser and is subject to the supervision and control of the investment adviser.

INSIDER TRADING

Policy

Employees are prohibited from acting upon, misusing, or disclosing any material, nonpublic information (MNPI) known as “insider information.” Generally, information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if it is reasonably certain to have an effect on the price, whether it is positive or negative, of an issuer’s securities. Further, “non-public” information is information that has not been made available to investors generally. In addition, all employees of SouthernSun are subject to the insider trading policy and procedures of Affiliated Managers Group, Inc. (“AMG’s Insider Trading Policy”), which is substantially included in this Code. As a result, any acknowledgment of this Code is inclusive of AMG’s Insider Trading Policy.

Procedures

1.	Regarding MNPI related to companies not on the firm’s Restricted List, employees shall not trade any securities related to such MNPI or pass on such information to others who might make an investment decision based upon it.

2.	If an employee obtains MNPI regarding a company on our Restricted List, the employee should immediately notify the CCO, and the firm shall not trade any securities related to such MNPI or pass on such information to others who might make an investment decision based upon it.

▪	SouthernSun will restrict that stock from all trading (except in the case of written Client specific direction, or others approved by the CCO for a period specified by the CCO).

▪	That restriction will be lifted when the information becomes (1) public or (2) nonmaterial as determined by SouthernSun.

▪	Records of such occurrences will be kept physically in the office of the CCO or in a secure and locked folder in the server environment for a period that satisfies applicable requirements.

3.	Employees in possession of MNPI will not disclose such information to Clients or to other employees who do not “need to know.”

4.	Any violations of this Code must be reported promptly to the CCO or a member of the Management Team. Willfully failing to do so will be deemed a violation of the Code.

5.	The purchase or sale of securities of AMG in any Client account shall be prohibited without prior written approval from the CCO.

6.	The purchase or sale of securities of AMG (which is on the Restricted List) by Access Persons shall be prohibited without prior written approval from the CCO or the Management Team and shall only occur in a permitted trading window as defined in AMG’s Insider Trading Policy.

CONFIDENTIALITY POLICY

Because all Confidential Information constitutes a valuable asset of the firm, without the prior written consent of the firm or unless legally mandated, no Adviser Personnel may, while he or she is employed or associated with the firm or at any time thereafter:

1.	Disclose any Confidential Information to any person except in furtherance of the business of the firm;
2.	Make any other use of any Confidential Information except in the business of the firm and in a manner which at all times is intended to serve the interests of the firm; or
3.	Disclose any information (whether or not Confidential Information) concerning the firm or its present or former employees, Clients, or portfolio holdings to the media without the prior written authorization of the CCO or a member of the Management Team.

GIFTS AND ENTERTAINMENT

Giving, receiving, or soliciting of gifts and/or entertainment in a business setting may create an appearance of impropriety or may raise a potential conflict of interest. Further, applicable laws, including, but not limited to, FCA’s Principle 6, the UK Bribery Act, the Employee Retirement Income Security Act (“ERISA”), the Labor-Management Reporting and Disclosure Act (relating to Taft-Hartley plans) and the Foreign Corrupt Practices Act (“FCPA”), restrict the giving, receiving, or soliciting of gifts in specific instances. SouthernSun has adopted the policies set forth below to guide Supervised Persons in this area:

Policy

SouthernSun’s policy with respect to gifts and entertainment is as follows:

•	Supervised Persons should not accept or provide any gifts or favors that might influence, or appear to influence, the decision-making of Supervised Persons or external third-parties involved in business transactions with SouthernSun. Third-parties include any firm, firm’s principals, and employees or individuals with whom SouthernSun conducts or seeks to conduct business (a “Business Relationship”) including, but not limited to:
o	Current/prospective Clients,
o	Custodians,
o	Service providers,
o	Portfolio companies,
o	Consultants, or
o	Broker-dealers.

•	SouthernSun’s employees and representatives may not give anything of value to a foreign official, foreign political party, or third-party with the purpose of influencing a foreign act or a decision.

•	Supervised Persons shall comply with any Client-imposed gifts and entertainment limits or reporting requirements, including those arising from laws governing Taft-Hartley plans, public or private pension plans, or “pay to play” statutes. Supervised Persons should be aware that ERISA plan fiduciaries and other gift recipients may have reporting obligations associated with gifts and entertainment in excess of a de minimis value, and that gifts and entertainment subject to reporting could encompass meals, conferences, and other activities having a personal benefit.

•	Under no circumstances may cash or cash convertible gifts be offered or accepted.

•	The provision of any bribe to any public or private official in or out of a business setting is strictly prohibited.

•	Gifts and entertainment will not be provided to any Business Relationships that have explicitly prohibited them.

•	The provision of gifts or items of value to charitable organizations by SouthernSun and/or Supervised Persons are hereby exempted from the procedures herein so long as the recipient has no current business dealings with the firm.

Procedures

•	General Requirements

Apart from the exceptions outlined below, gifts and entertainment of any value, provided to or received from a Business Relationship, must be reported on the Gifts and Entertainment Registry.

Supervised Persons wishing to provide or receive gifts or entertainment to or from a Business Relationship in excess of $250 in aggregate for the prior 12 months must obtain prior, written approval from a member of the Compliance and Legal Team or a member of the Management Team before any action may be taken.

•	Registered Representatives

In the case of Adviser Personnel identified as registered representatives of a broker-dealer, no gift in excess of $100 may be given to or received from any Business Relationship.

•	Charitable Donations to Taft-Hartley Plans or Their Officers

Neither SouthernSun nor any Supervised Person may provide a donation to a Taft-Hartley plan (i.e. union or labor organization) or any officer of said plan in excess of $250 in aggregate for the prior 12 months unless the end recipient is a 501(c)(3) charity which does not indirectly benefit or enrich the plan or its officers.

•	Gifts and/or Entertainment to Employees or Officials of Public Pension Plans

For public pension plans (i.e., state or municipal plans) which SouthernSun provides investment advisory services, SouthernSun has a general prohibition against providing gifts or entertainment to government officials of such plans, but, in any case, adheres to the applicable law or ordinance in the relevant jurisdiction. Please see the Political Contributions policy for further information on how much a Covered Associate may donate to an official of a state or local government entity.

•	Meals and Tickets to Events

Meals and tickets to events that are inclusive of a Business Relationship and a Supervised Person and that are reasonable and not lavish in nature are not considered gifts or entertainment but rather business expenses. Such activities are not recorded in the firm’s Gifts and Entertainment Registry if the meal or event is valued below $250 per person (i.e. not lavish); however, defining “lavish” is dependent on the facts and circumstances. If a Supervised Person is unsure whether paying for a meal or event will violate this policy, then the CCO or Senior Compliance Officer should be notified in order to make a final decision.

If a Supervised Person does not attend a meal or an event but rather pays for said meal or provides tickets to said event for a Business Relationship, then this would be considered a gift and would be reportable on the Gifts and Entertainment Registry. Further, it would be subject to the aforementioned $250 aggregate maximum for the prior 12 months.

•	Company-sponsored Events

SouthernSun may at times sponsor events or conferences that are connected to certain Business Relationships. Such sponsorships are reviewed and approved by the CCO or the Senior Compliance Officer and are recorded on the firm’s Gifts and Entertainment Registry.

•	Promotional Items

Promotional items of nominal values that contain SouthernSun’s or the Business Relationship’s logo, such as pens, calendars, clothing, bags, and umbrellas are permitted. Such gifts need not be aggregated for purposes of the $250 threshold but should not exceed a reasonable number from or to the same person within the prior 12 months.

•	Any possible breach of these policies or procedures must be reported to the CCO immediately.

PERSONAL TRADING

Prohibited Actions and Activities

•	No Access Person may directly or indirectly acquire beneficial ownership in any Reportable Security in an initial public offering or private placement (e.g. hedge fund, private equity, etc.) without prior written authorization of the acquisition by the Senior Compliance Staff or a member of the Management Team.

•	Trading in Restricted List securities is generally prohibited unless explicitly pre-approved in writing by the Senior Compliance Staff or a member of the Management Team.

•	Employees may serve as a director (or similar position) on the governing board of any non-profit organization without the prior approval of the CCO; provided that, approval for any outside activity may be explicitly required of AMG, depending on the employee. However, prior approval from the CCO and the Management Team is required for service on the governing board of any for-profit organization. If such organization has publicly traded securities, the organization will be placed on the firm’s Restricted List. Access Persons should disclose to the Compliance and Legal Team a description of any outside business activities in which the Access Person has a significant role to ensure that the activity does not conflict with the interests of the firm’s Clients.

•	No Access Person may execute a Personal Securities Transaction, including one involving an affiliated fund, without authorization from the Senior Compliance Staff or a member of the Management Team.

Preclearance of Personal Securities

All Access Persons wishing to engage in a Personal Securities Transaction, including as a matter of practice mutual funds, both Reportable Funds and others which are unrelated to a SouthernSun 401k account, must obtain prior authorization of any such personal securities transaction from the Senior Compliance Staff.

Additionally, any Access Person who wishes to purchase, acquire or sell any asset that is issued and transferred using distributed ledger or blockchain technology, including, but not limited to, virtual currencies, cryptocurrencies, digital “coins” or “tokens” (“Digital Assets”), should consult with the CCO as to whether such Digital Asset would be considered a Security, and specifically a “Digital Security”, for purposes of this policy. A Digital Asset is likely to be considered a Digital Security if it is offered and sold as an investment contract. On April 3, 2019, the SEC published a framework for investment contract analysis of Digital Assets. The CCO may use this framework, among other relevant SEC guidance, to determine whether a Digital Asset would be considered a Digital Security for the purposes of this policy. If the CCO determines that such Digital Asset should be considered a Digital Security, the Digital Asset will be considered a Reportable Security for purposes of this policy.

Any authorization so provided is effective until the close of business on the day after the authorization is granted. In the event that an order for the personal securities transaction is not placed within that time period, a new authorization must be obtained. If the order for the transaction is placed but not executed within that time period, no new authorization is required unless the person placing the order originally amends the order in any manner.

If a person wishing to effect a personal securities transaction learns, while the order is pending, that the same security is being considered for purchase or sale by SouthernSun, such person shall cancel the trade. If the trade has already cleared, then the Access Person should immediately notify the Senior Compliance Staff.

Exemptions for Preclearing Transactions

The provisions described above under the heading Preclearance of Personal Securities Transactions do not apply to:

•	Purchases or sales of Securities effected in any account in which an Access Person has no Beneficial Ownership,

•	Purchases or sales of Securities which are non-volitional on the part of the Access Person (for example, the receipt of stock dividends or Managed Accounts),

•	Purchase of Securities made as part of automatic dividend reinvestment plans,

•	Purchases or sales of Securities, including allocation changes, in the SouthernSun 401k plan, in a 401k plan of an Access Person’s former employer, or in a 401k plan of an Immediate Family member that lives in the Access Person’s household,

•	Purchases of Securities made as part of an employee benefit plan involving the periodic purchase of company stock or mutual funds;

•	Purchases of Securities effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sale of such rights so acquired,

•	Purchase or sales of foreign currency (FX) transactions or in futures or derivatives contracts, or

•	Purchase or sales of Securities effected in any health savings account or educational savings account such as a 529 plan.

Reporting and Monitoring

SouthernSun is required under the Advisers Act and the 1940 Act to keep records of certain transactions in Reportable Securities in which Access Persons have direct or indirect Beneficial Ownership. Access Persons should carefully read the definition of Beneficial Ownership in the Code as it is very broad and includes ownership by certain family members. The following reporting requirements have been adopted to enable SouthernSun to satisfy the following requirements:

Initial Holdings and Disclosure of Personal Brokerage Accounts

Within ten days of the commencement of employment or the commencement of a relationship with SouthernSun, all Access Persons are required to submit to the Compliance and Legal Team a holdings report that must contain, at a minimum, the title and type of Security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership. In addition, the report must have the name of the broker, dealer, or bank where Reportable Securities are maintained and the date on which it is submitted. Such information must be current as of a date no more than 45 days prior to the date the person becomes an Access Person.

SouthernSun utilizes an online compliance system (the “System”) to maintain and monitor Access Persons’ personal trading and dealing activities, including holdings, transactions, and the aforementioned preclearance process. Generally, Access Persons can meet the initial holdings requirement by delivering or providing access to the most recent statements for all of their personal brokerage accounts (including Managed Accounts, but excluding health savings accounts and educational saving accounts such as a 529 plan which do not have any affiliated mutual funds as investable options on their platform(s)), brokerage accounts of members of their Immediate Family that live in their household, and any brokerage accounts which they control and in which they or an Immediate Family member that lives in their household has Beneficial Ownership (unless exempted in writing by the CCO).

In addition, if a brokerage account is opened or closed during the course of the year, the Compliance and Legal Team must be notified in a timely manner but at minimum, within 30 days, and such changes must then be made in the System by the Access Person with the assistance of the Senior Compliance Officer, as necessary.

Annual Holdings Reports

All Access Persons must supply the information that is required in the initial holdings report on an annual basis, and such information must be current as of a date no more than 45 days prior to the date that the report is submitted. Such reports must state the date on which they are submitted.

For Managed Accounts, Access Persons must certify in the firm’s Annual Code of Ethics Questionnaire that they did not suggest to or direct third-party discretionary managers to make any particular purchases or sales of securities for such account(s) during the period. Further, Access Persons must certify that they did not consult with third-party discretionary managers as to the particular allocation of investments made in Managed Accounts.

Quarterly Transaction Reports

All Access Persons shall report to the Compliance and Legal Team the following information with respect to transactions in a Reportable Security in which such person has, or by reason of such transaction acquires, any direct or indirect Beneficial Ownership in the Reportable Security (provided that transactions involving a health savings account or an educational savings account such as a 529 plan are not reportable assuming that there are no affiliated mutual funds as investable options on their platform(s)):

•	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and the principal amount of each Reportable Security,

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition),

•	The price of the Reportable Security at which the transaction was effected,

•	The name of the broker, dealer, or bank with or through whom the transaction was effected, and

•	The date the Access Person Submits the Report

Unless explicitly exempted, Access Persons must attest in the System no later than 30 days after the end of a calendar quarter that all Personal Securities Transactions reflected in the System are accurate and accounted for from the prior quarter. For any late reporting which is outside of the Access Person’s control, such reports will be added to the following quarter’s statements for reviewing purposes.

ENFORCEMENTS, PENALTIES AND GENERAL VIOLATION REPORTING

The Senior Compliance Staff shall review the quarterly transaction information as reported in the System in addition to the Annual Holdings Report and anything else deemed relevant as part of periodic reviews and Code adherence testing, which may include employee interviews and independent checks. If a transaction or other procedural and/or reporting issue appears to be a violation of this Code, the transaction or issue will be reported to the CCO and/or the Management Team.

Upon being informed of a violation of this Code, the CCO may impose sanctions as it deems appropriate, including, but not limited to, a verbal warning, a written warning, a letter of censure or suspension, termination of the employment of the violator, or a request for disgorgement of any profits received from a securities transaction effected in violation of this Code. The Management Team shall impose sanctions in accordance with the principle that no Adviser Personnel may profit at the expense of its Clients. Any losses are the responsibility of the violator. As a matter of practice, all known violations are recorded and maintained as part of our Books and Records.

Finally, Adviser Personnel must report any potential violations of any applicable law, rule or policy, or other potential wrongdoing, including apparent or suspected violations, promptly to the CCO or a member of the Management Team. The CCO or a member of the Management Team shall conduct a thorough investigation on the reported information, document all related findings, and report any actual violations to the applicable regulatory agency, to the extent required by law. Violations should be interpreted broadly, and may include, but are not limited to, the following:

1.	Noncompliance with laws, rules and regulations applicable to the firm’s business,

2.	Fraud or illegal acts involving any aspect of the firm’s business,

3.	Material misstatements in regulatory filings, internal books and records, client records or reports,

4.	Activity that is harmful to clients, including any fund shareholders, and

5.	Deviations from required internal controls, policies and procedures that safeguard clients and the firm.

SouthernSun employees are not prohibited in any way from communicating directly with or participating in any investigation or proceeding led by a federal, state, or local government agency, commission, and/or regulator regarding possible violations of law. Further,

SouthernSun employees are not prohibited from recovering an award in connection with such investigation or proceeding.

ACKNOWLEDGMENT

All new Adviser Personnel must read the Code, complete all relevant forms supplied by the Compliance and Legal Team (including a written acknowledgement of their receipt of the Code), and participate in a meeting with the Compliance and Legal Team to discuss the provisions herein within 90 days of employment.

All Adviser Personnel must certify on an annual basis that they have read and understood the Code in addition to certifying any amendment made throughout the year.